
November 3, 2023

Jaisim Shah
Chief Executive Officer
Scilex Holding Company
960 San Antonio Road
Palo Alto, CA 94303

       Re: Scilex Holding Company
           Registration Statement on Form S-1
           Filed October 20, 2023
           File No. 333-275117

Dear Jaisim Shah:

We have conducted a limited review of your registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1 filed October 20, 2023

Cover Page

1. In relation to the 13,000,000 shares of common stock issuable upon exercise of the warrants issued to Oramed Pharmaceuticals Inc. in the September 21, 2023, private placement, please tell us your basis for registering the offering of these shares on a primary basis. In this regard, we note that these shares and warrants were issued pursuant to the exemptions provided in Section 4(a)(2) of the Securities Act, and it appears that the warrants may be exercisable within one year. Please consider the rationale set out in Securities Act Sections C&DI Questions 139.08, 239.15, and 103.04.

Recent Developments
September 2023 Preliminary Unaudited Financial Results, page 4

2. We note your disclosure of preliminary sales amounts for the period ending September 30, 2023. It appears this disclosure in isolation may provide an incomplete picture of your

Jaisim Shah
Scilex Holding Company
November 3, 2023
Page 2

financial results. Please provide context for the preliminary results by also disclosing net loss estimates or other line items for the same period.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Jimmy McNamara at 202-551-7349 or Jason Drory at 202-551-8342 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Elizabeth Razzano